UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SANOFI

(Exact name of registrant as specified in its charter)

Republic of France	001-31368	98-0346613
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

54 Rue La Boétie Paris, France	75008
(Address of principal executive offices)	(Zip Code)

John Felitti, telephone: (33) 1 53 77 48 96

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sanofi (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as:  (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”).

Reasonable Country of Origin Inquiry

As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”).

The results of the Company’s RCOI regarding the Subject Minerals are included below.

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers of materials to provide information regarding the origin of any conflict minerals that are included in their products.

The Company’s procurement and industrial affairs departments worked together to search the Company’s data base to identify where Subject Minerals were used in its products. As a result of this process, the Company identified a small number of suppliers of materials that provided materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). The Company put in place a consultation of the Covered Suppliers to confirm whether the Subject Minerals contained in the materials or components come from Covered Countries. The Company inventoried the responses from the Covered Suppliers.

No evidence of Covered Country origin has resulted from the RCOI process described above. The Company has no reason to believe that the Subject Minerals contained in its products during the Reporting Period may have originated in the Covered Countries.

As required by Form SD, the disclosure contained in this Form SD regarding the Company’s RCOI is available on the Company’s website located at http://www.sanofi.com. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.     Exhibit.

Not applicable.

Section 2 — Exhibits

Item 2.01 Exhibits

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SANOFI

By	/s/ John Felitti	Date: May 30, 2014

Name:	John Felitti

Title:	Associate Vice President,
Corporate Law, Financial & Securities Law